FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X       Form 40-F
                                   -----               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes          No   X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The notice on the proposal of Huaneng Power International, Inc.(the "Registrant") to table a resolution regarding the issue of a short-term debenture and a resolution regarding amendments to the Articles of Association for shareholders' consideration and approval at the forthcoming AGM to be held on 11th May 2005 and EGM expecting to be held in or about mid June 2005, made by the Registrant in English on April 15, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long





                          Name:    Huang Long
                                   ----------

                          Title:   Company Secretary



Date:     April 15, 2005

                              [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)

                         Issue of Short-term Debenture
                   Amendments to the Articles of Association

-------------------------------------------------------------------------------
At the board meeting of the Company held on 15th April 2005, it was proposed to table a resolution regarding the issue of a short-term debenture and a resolution regarding amendments to the Articles of Association for shareholders' consideration and approval at the forthcoming AGM to be held on 11th May 2005 and EGM expecting to be held in or about mid June 2005.
-------------------------------------------------------------------------------

On 15th April 2005, the Board convened a meeting at which it was proposed to table a resolution regarding the issue of short-term debenture for Shareholders' approval at the forthcoming AGM on 11th May 2005, and to convene an EGM in or about mid June 2005 to approve certain proposed amendments to the Articles of Association.

1.    ISSUE OF SHORT-TERM DEBENTURE

Huaneng International Power Development Corportaion, a shareholder of the Company, has requested to table the following additional proposed resolution for Shareholders' approval at the forthcoming AGM to be held on 11th May 2005:
(i) an approval to be given to the Company to issue a short-term debenture of a principal amount up to RMB5billion within 12 months from the date on which shareholders' approval is obtained; and (ii) an unconditional general mandate to be given to the Company's board of ditectors or any two or more directors to determine the terms and conditions and any relevant matters in relation to the issue of short-term debenture in accordance with the need of the Company and the market conditions, including the final principal amount of the short-term debenture to be issued within the prescribed scope as set out in
(i) above, the execution of all necessary legal documents and the conduct of the appropriate information disclosure.

Pursuant to the Articles of Association, the Board will arrange to table the aforesaid proposed resolution for Shareholders' approval at the AGM. A supplementary notice of the AGM, together with the revised proxy form, will be issued to the Shareholders accordingly. The AGM will still be convened at 9:00 a.m. on 11th May 2005 as scheduled.

The Company has no intention to issue any short-term debentures to any of its connected persons as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.    PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company proposes to make the following amendments to the Articles of Association. The Company is preparing to convene an EGM in or about mid June 2005 to consider and approve the resolution regarding the following amendments to the Articles of Association. The notice of meeting will be sent to the Shareholders in due course. :

(i) Article 46 of the original Articles of Association which provides that:

     "Article 46 Except the obligations required by laws, administrative regulations or the listing rules of the stock exchange where the shares of the Company are listed, the controlling shareholders shall not make any decision on the following matters damaging the interests of all or part of the shareholders as a result of exercising their voting rights when exercising the powers of shareholders:

      (1) relieving any director or supervisor of the obligation to act honestly with the maximum benefits of the Company as the starting point;

      (2) approving any director or supervisor to expropriate the assets of the Company (for his own or other's benefit) in any manner, including (but not limited to) any opportunities which are beneficial to the Company;

      (3) approving any director or supervisor to expropriate the personal interests of other shareholders (for his own or other's benefit), including (but not limited to) any distribution right and voting right, but excluding reorganisation of the Company submitted for approval at the shareholders' meeting pursuant to the Articles of Association."

is proposed to be amended as follows:

"Article 46 Except the obligations required by laws, administrative regulations or the listing rules of the stock exchange where the shares of the Company are listed, the controlling shareholders shall not make any decision on the following matters damaging the interests of all or part of the shareholders as a result of exercising their voting rights when exercising the powers of shareholders:

      (1) relieving any director or supervisor of the obligation to act honestly with the maximum benefits of the Company as the starting point;

      (2) approving any director or supervisor to expropriate the assets of the Company (for his own or other's benefit) in any manner, including (but not limited to) any opportunities which are beneficial to the Company;

      (3) approving any director or supervisor to expropriate the personal interests of other shareholders (for his own or other's benefit), including (but not limited to) any distribution right and voting right, but excluding reorganisation of the Company submitted for approval at the shareholders' meeting pursuant to the Articles of Association.

     The controlling shareholders and actual controllers of the Company shall owe an obligation of honesty and credibility to the Company and the shareholders of social public shares of the Company. The controlling shareholders shall exercise the rights of contributors strictly according to law. The controlling shareholders shall not damage the legal interests of the Company and the shareholders of social public shares by way of connected transactions, profit distribution, asset reorganisation, external investment, fund appropriation and loan guarantees and shall not damage the interests of the Company and the shareholders of social public shares by way of its controlling position.

(ii) To add an additional article after Article 62 of the original Articles of Association

     "Article 63 The board of directors, independent directors and shareholders complying with the relevant stipulations may collect voting rights at the shareholders' meeting from the shareholders of the Company. Collection of voting rights shall be conducted without compensation and information shall be fully disclosed to the persons from whom voting rights are collected."

(iii) To add three additional articles after Article 70 of the original Articles of Association

     "Article 71 The following matters may only be implemented or applied for after approval by voting at the shareholders' meeting of the Company and approval by more than half of the voting rights held by the shareholders of the social public shares participating in the voting:

      (1) The Company further issues new shares (including issue of foreign shares listed overseas or other instruments of an equity nature) to the social public, issues convertible bonds, places shares to the original shareholders (except those undertaken to be fully subscribed in cash by the controlling shareholders before convening of the meeting);

      (2) The Company undergoes significant asset reorganisation and the total amount of the assets purchased has a premium amounting to or exceeding 20% over the audited net book value of the assets purchased;

      (3) The shareholders of the Company repay their debts owed to the Company with their shareholdings in the Company;

      (4) The affiliated enterprises of the Company which have a significant impact on the Company are listed overseas;

      (5) Any matters which have a significant impact on the interests of the shareholders of the social public shares during the development of the Company.

     The Company shall provide a voting platform in the form of network to the shareholders when convening a shareholders' meeting to examine the matters referred to above.

     Article 72 Under any circumstances stipulated in the above article, after the Company has published a notice on the shareholders' meeting, it shall further publish an announcement on the notice of the shareholders' meeting within 3 days after registration of shareholding rights.

     Article 73 On the premise of warranting the lawfulness and validity of the shareholders' meeting, the Company shall enlarge the ratio of participation in the shareholders' meeting by the shareholders of social public shares by various ways and means, including modern information technology means such as providing a voting platform in the form of network."

(iv) Deleting the following from Article 85 of the original Articles of
     Association:

     "of which independent directors shall account for more than one-third (including one-third) of the total number of the members of the board of directors, and at least one independent director shall be an accounting professional".

     Article 85 of the amended Articles of Association shall be as follows:

     "Article 85 The Company shall have a board of directors that is comprised of 15 directors and external directors shall account for more than half (including half) of the total number of members of the board of directors. The board of directors shall have a chairman and two vice chairmen.

     Special committees including strategy, auditing, nomination, remuneration and assessment committees shall be established under the board of directors. All the members of the special committees shall be comprised of directors, of which independent directors shall account for the majority of the members of the auditing, nomination, remuneration and assessment committees and shall act as the convenor."

(v) Deleting the following from Article 86 of the original Articles of
    Association:

     "Except the occurrence of the above and the circumstances prohibiting a person to act as a director as stipulated in the Company Law, an independent director shall not be removed from office without any reason prior to expiry of his term of office. If a director is removed from office prior to expiry of his term of office, the Company shall disclose the matter as special disclosure. If the independent director being removed from office considers that the reason for his removal by the Company is inappropriate, he may make a public statement."

     The amended Article 86 of Articles of Association is as follows:

     "Article 86 Directors shall be elected at a shareholders' meeting and their term of office shall not exceed 3 years. After expiry of the term of office, directors may be eligible for re-election.

     Except those directors whose term of office expires (or elected by the board of directors), a written notice on the intention of nominating the candidates for directors and the candidates' expression of willingness to be nominated shall be issued to the Company during the period from the issue of the notice on the shareholders' meeting to 7 days prior to the convening of the shareholders' meeting.

     The chairman and vice chairmen shall be elected and removed by more than half of all the directors and the term of office of the chairman and vice chairmen shall be the same as that of the current board of directors and the directors may be eligible for re-election.

     On the premise of complying with the relevant laws and administrative regulations, any director may be removed by way of an ordinary resolution before his term of office expires at a shareholders' meeting (however any claims which may be made pursuant to any contract shall not be affected accordingly).

     If an independent director fails to attend a board meeting in person three times consecutively, and if a director fails to attend in person twice consecutively and does not appoint other directors to attend on his behalf, the board of directors shall request the shareholders' meeting for his removal.

     It is not necessary for a director to hold shares of the Company."

(vi) Deleting the following from Article 87 of the original Articles of
     Association:

     "An independent director shall explain any circumstances relating to his resignation or to which he considers necessary to direct the attention of the shareholders and creditors of the Company" and "if the resignation of an independent director results in the ratio of independent directors in the board of directors of the Company falling below the minimum requirement stipulated in the Articles of Association, the resignation report of such independent director shall be effective after the succeeding independent director has filled his vacancy".

     The amended Article 87 of Articles of Association shall be as follows:

     "Article 87 A director may resign prior to expiry of his term of office. The resigning director shall submit his written resignation report to the board of directors.

     If the resignation of a director results in the number of members of the board of directors of the Company falling below the minimum number stipulated by laws, the resignation report of such director shall only be effective after the succeeding director has filled the vacancy arising from his resignation. The board of directors shall convene an extraordinary general meeting as soon as possible and elect a director to fill the vacancy arising from the resignation of the director. Before the shareholders' meeting passes a resolution on the election of directors, the resigning director and the powers of the board of directors shall be reasonably restricted."

(vii) Adding an additional article after Article 87 of the original Articles of Association:

     Article 88 More than one-third of the members of the board of directors of the Company shall be independent directors, of which at least one of them shall be an accounting professional. Independent directors shall perform their duties faithfully and protect the interests of the Company, particularly monitoring that the lawful interests of the shareholders of social public shares are not damaged.

     Independent directors shall perform their duties independently and shall not be affected by the major shareholders, actual controllers or units or individuals interested in the Company and its major shareholders and actual controllers."

(viii) The original Article 89 provides that:

     "Article 89 The candidates for independent directors of the Company shall be nominated by the board of directors, supervisory committee or shareholders of the Company singly or jointly holding more than 1% of the issued shares of the Company."

     is proposed to be amended as follows:

     "Article 89 The board of directors, supervisory committee or shareholders of the Company singly or jointly holding more than 1% of the issued shares of the Company may nominate candidates for independent directors and the same shall be determined by election at a shareholders' meeting."
(ix) Deleting Article 90 of the original Articles of Association

     "Article 90 Prior to convening the shareholders' meeting for the election of independent directors, the Company shall submit the relevant materials of all the candidates for independent directors to China Securities Regulatory Commission ("CSRC"), agencies of CSRC in the place where the Company is domiciled and the stock exchanges on which the shares of the Company are listed and traded. The nominees opposed by CSRC may become candidates for directors of the Company but may not act as candidates for independent directors."

(x) To add five additional articles after Article 90 of the original Articles of Association:

     "Article 91 Matters relating to significant connected transactions of the Company and the appointment or removal of accounting firms shall only be submitted to the board of directors for discussion after obtaining the consent of more than half of the independent directors. When the independent directors request the board of directors to convene an extraordinary general meeting, propose to convene a board meeting and publicly solicit voting rights from the shareholders prior to convening of the shareholders' meeting, the same shall be agreed by more than half of the independent directors. After obtaining consent of all the independent directors, the independent directors may independently appoint external auditing organs and consultancy organs to conduct auditing and consultancy on the specific matters of the Company and the relevant costs shall be borne by the Company.

     Article 92 Independent directors shall attend board meetings in a timely manner, understand the production and operation conditions of the Company and take the initiative in investigating and obtaining the conditions and information necessary for making policies. Independent directors shall submit an annual report of all the independent directors at the annual general meeting of the Company and explain the performance of their duties.

     Article 93 The Company shall establish a work system for the independent directors and the secretary to the board of directors shall actively coordinate in the performance of duties by the independent directors. The Company shall warrant that the independent directors are entitled to the same right of knowing the facts as other directors and provide the relevant materials and information to the independent directors in a timely manner, regularly inform them of the operation situation of the Company and may arrange for the independent directors to conduct site inspection if necessary.

     Article 94 Each term of office of independent directors shall be the same as other directors of the Company and independent directors are eligible for re-election upon expiry of their term of office. However, the period of the renewed term shall not exceed 6 years. An independent director shall not be removed without a proper reason prior to expiry of his term of office. If an independent director is removed prior to expiry of his term of office, the Company shall disclose the same as special disclosure.

     Article 95 An independent director may submit his resignation prior to expiry of his term of office. If an independent director resigns, he shall submit a written resignation report to the board of directors and explain any circumstances relating to his resignation or to which he considers necessary to direct the attention of the shareholders and creditors of the Company.

     If the resignation of an independent director results in the number of independent directors or members of the board of directors falling below the minimum number stipulated by laws or the Articles of Association, prior to the taking up of post by the newly elected independent director, such independent director shall still perform his duties according to laws, administrative regulations and the stipulations of these Articles of Association. The board of directors shall convene a shareholders' meeting within 2 months to elect a new independent director, and if the board of directors fails to convene a shareholders' meeting according to schedule, such independent director may no longer perform his duties."

(xi) Article 92 of the original Articles of Association which provides that:

     Article 92 All the directors of the Company shall carefully deal with and strictly control the liability risks arising from external guarantees and shall adhere to the following principles when deciding on matters relating to external guarantees:

      (1) The Company shall adhere to the principles of equality, willingness, fairness and honesty and mutual benefits when providing guarantees to other persons;

      (2) Before deciding on the matters relating to the provision of guarantees for other persons or deciding to submit the relevant matters to the shareholders' meeting for examination, the Company shall fully understand the credit conditions of the target to which a guarantee is provided and fully analyse the impact of the guarantees on the interests and risks of the Company.

      (3) The Company may only provide guarantees to the enterprises with good credit conditions and repayment abilities.

      (4) The Company shall comply with the stipulations of the applicable laws and shall not provide guarantees to the target to which the Company is prohibited to provide guarantees under the relevant laws.

     is proposed to be amended as follow:

     "Article 92 All the directors of the Company shall carefully deal with and strictly control the liability risks arising from external guarantees and shall adhere to the following principles when deciding on matters relating to external guarantees:

      (1) The Company shall adhere to the principles of equality, willingness, fairness and honesty and mutual benefits when providing guarantees to other persons;

      (2) Before deciding on the matters relating to the provision of guarantees for other persons or deciding to submit the relevant matters to the shareholders' meeting for examination, the Company shall fully understand the credit conditions of the target to which a guarantee is given and fully analyse the impact of the guarantees on the interests and risks of the Company.

      (3) The Company may only provide guarantees to the enterprises with good credit conditions and repayment abilities.

      (4) The Company shall comply with the stipulations of the applicable laws and shall not provide guarantees to the target to which the Company is prohibited to provide guarantees under the relevant laws.

      (5) The amount of any single guarantee provided by the Company shall not exceed 30% of the net assets as stated in the consolidated accounting statements of the Company for the latest accounting year; the aggregate guarantee amount provided for a single party shall not exceed 30% of the net assets as stated in the consolidated accounting statements of the Company for the latest accounting year; the aggregate amount of external guarantees shall not exceed 50% of the net assets as stated in the consolidated accounting statements of the Company for the latest accounting year."

(xii) To add an additional article after Article 103 of the Articles of
      Association:

     "Article 104 The Company shall actively establish a sound work system on the management of investors' relations and take the initiative in reinforcing communication and exchanges with the shareholders, particularly shareholders of social public shares, through various means. The secretary to the board of directors of the Company shall be specifically responsible for management of investors' relationship.

(xiii) Article 147 of the original Articles of Association which provides that:

     "Article 147 The Company may distribute share dividends by way of the following:

      (1)  cash;

      (2) shares."

     is proposed to be amended as follows:

     "Article 147 The Company may distribute share dividends by way of the following:

      (1)  cash;

      (2) shares.

     The Company shall implement an active profit distribution method by adhering to the principles of emphasising reasonable investment returns for shareholders and concurrently paying close attention to the reasonable fund requirements of the Company."

(xiv)To add the Rules of Procedures for the Shareholders' Meetings of Huaneng Power International, Inc., Rules of Procedures for the Board Meetings of Huaneng Power International, Inc. and Rules of Procedures for the Meetings of the Supervisory Committee of Huaneng Power International, Inc. as appendices to the Articles of Association.

     The original articles shall be renumbered accordingly after the amendments.

DEFINITIONS

"AGM"                       the annual general meeting of the Company for 2004
                            to be held on 11th May 2005
"Articles of Association"   the articles of association of the Company
"Board"                     the board of directors of the Company
"Company"                   Huaneng Power International, Inc.
"Directors"                 the directors of the Company
"EGM"                       an extraordinary general meeting expected to be
                            held in mid June 2005
"Hong Kong"                 the Hong Kong Special Administrative Region of the
                            People's Republic of China
"PRC"                       the People's Republic of China
"RMB"                       Renminbi, the lawful currency of PRC
"Shareholders"              holders of Shares

                                                           By order of the Board
                                                                 Huang Long
                                                             Company Secretary

As at the date of this announcement, the Board comprises:

Li Xiaopeng (Non-executive director)              Gao Zongze (Independent non-executive director)
Wang Xiaosong (Non-executive director)            Zheng Jianchao (Independent non-executive director)
Huang Yongda (Executive director)                 Qian Zhongwei (Independent non-executive director)
Ye Daji (Non-executive director)                  Xia Donglin (Independent non-executive director)
Huang Jinkai (Non-executive director)             Liu Jipeng (Independent non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
15th April 2005